Exhibit 12

Atmos Energy Corporation

Computation of Earnings to Fixed Charges

December 31, 2011

	Three Months Ended December 31
	2011	2010
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$107,090	$115,668
Add:
Portion of rents representative of the interest factor	1,796	1,833
Interest on debt & amortization of debt expense	35,442	38,895

Income as adjusted	$144,328	$156,396

Fixed charges:
Interest on debt & amortization of debt expense(1)	$35,442	$38,895
Capitalized interest(2)	831	523
Rents	5,388	5,498
Portion of rents representative of the interest factor(3)	1,796	1,833

Fixed charges(1)+(2)+(3)	$38,069	$41,251

Ratio of earnings to fixed charges	3.79	3.79